United States securities and exchange commission logo





            September 19, 2023

       Rowland Day
       President
       OneMeta Inc.
       450 South 400 East, Suite 200
       Bountiful, UT 84010

                                                        Re: OneMeta Inc.
                                                            Correspondence to
Form 10-12G
                                                            Filed September 12,
2023
                                                            File No. 000-56565

       Dear Rowland Day:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Technology
       cc:                                              Rowland Day